Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

November 20, 2007

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Endeavor Acquisition Corp.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

Filed November 20, 2007

File No. 001-32697

Dear Mr. Reynolds:

On behalf of Endeavor Acquisition Corp. (“Endeavor”), we respond as follows to the Staff’s comment letter dated November 19, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the filing made on November 9, 2007 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked proxy statement to Mr. Ronald E. Alper. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided Endeavor’s response to each comment immediately thereafter.

Please note that we have been advised by the Federal Trade Commission that no notification or filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Accordingly, the related risk factor has been removed.

In addition to addressing the Staff’s comments, please note that we have added additional disclosure in American Apparel’s Managements Discussion section in line with the Staff’s comments of November 2, 2007 in order to further improve the quality of the disclosure to investors in this section.

As previously noted Endeavor is required to complete its business combination by December 15, 2007. If this does not occur, it will be required, by virtue of its charter, to

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November 20, 2007

liquidate. In this regard, it is our desire to be able to mail the proxy statement to Endeavor’s stockholders on November 21st for a meeting that will be held no later than Wednesday December 12, 2007. We thank you for the Staff’s effort to date to help us meet this timing and respectfully request that the timing of your response continue to take this timing into account.

1.	We note the amended acquisition agreement has increased the number of shares to be provided to Mr. Charney, has increased the net debt that would result in a downward adjustment of this amount, and appears to have removed the provision that would have reduced Mr. Charney’s shares if he does not complete the acquisition of shares from Mr. Lim. Provide clear disclosure throughout the proxy statement of these and any other changes in the agreement and the reason for the adjustments. It is unclear why the company entered into the amended agreement, when it does not appear that any additional benefit was provided to Endeavor for the agreed upon changes. In addition, given that the fairness opinion was based upon the original acquisition agreement, clarify the relevance of the fairness opinion, in particular the determination that the transaction was fair to investors from a financial point of view. Please add appropriate risk factor disclosure.

When the parties entered into the Original Agreement in December 2006, Endeavor did not have access to final 2006 financial results for American Apparel and had only preliminary projections with respect to 2007. As 2007 has progressed, American Apparel’s operations and financial results have materially exceeded the parties’ expectations upon which the Original Agreement was based, and, at the same time, projections for future results have materially increased. As an example, American Apparel experienced third quarter 2007 same-store sales growth of 27% during a period in which other comparable retailers experienced modest growth, demonstrating to Endeavor and the marketplace American Apparel’s position as a unique high growth retailer. American Apparel further demonstrated its growth through its revised expectation of adjusted EBITDA for the first nine months of 2007 in excess of $40 million, which was its previous guidance for the entire fiscal 2007 year. Endeavor has strived to be a fair partner to American Apparel throughout the process and American Apparel has acted in kind. Endeavor believes that American Apparel is a materially more valuable business then when the original acquisition agreement was conceived. This despite the fact that American Apparel has not had access to the capital from Endeavor’s trust fund within the time period originally expected; indeed, when the parties entered into the original acquisition agreement in December 2006, it was not contemplated that the transaction would take a full year to complete. Given the importance of Mr. Charney to American Apparel’s brand identity and continued growth, Endeavor believes that the Endeavor stockholders benefit from the amended transaction terms by allowing Mr. Charney to receive fair value for the company he founded and keeping him dedicated to American Apparel and its growth now and after the acquisition is consummated. We have added the foregoing discussion at page 57 of the proxy statement.

Securities and Exchange Commission

November 20, 2007

In evaluating the amended terms of the transaction, Endeavor’s board considered the value of American Apparel based on actual 2007 results and the revised projections delivered to it by American Apparel and concluded, using the board’s business judgment, that the amended deal terms were fair from a financial point of view to Endeavor’s shareholders and would provide a foundation that ensured that Mr. Charney remained dedicated to the growth and success of combined companies following consummation of the acquisition. While the board determined not to obtain a fairness opinion with respect to the revised transaction terms, it did evaluate the approach used in the original fairness opinion and the valuation metrics utilized therein and determined that revised deal terms fell within appropriate metric ranges. As an example, under the fairness opinion analysis, the blended multiple range of comparable companies utilized by Jefferies for the 2007 EBITDA metric (as discussed on page 77 of the proxy) was 9.4x and 11.4x. Using this same multiple range based on revised 2007 EBITDA projections provided by American Apparel of $57 million, the implied valuation would be in a range of $536 million to $650 million. The Implied Consideration Value in the amended deal would be 37.3 million shares (at $7.94 per share trust value), $150 million of debt and $2.5 million of cash bonuses, plus the $67.9 million to be paid in the Lim Buyout, for a total of approximately $516 million. This gave the board an additional level of comfort in concluding that the revised deal was fair. We have added the foregoing discussion at page 65 of the proxy statement.

We have added a risk factor on page 41 of the proxy statement regarding the board’s decision to forego obtaining a fairness opinion with respect to the amended terms of the acquisition.

2.	In addition, since Mr. Charney is no longer obligated to purchase the shares from Mr. Lim and there is no economic disincentive if he does not make such purchase, it appears likely that the company will be purchasing the shares directly from Mr. Lim. This amount would also appear to be a cost of the transaction and should be included in calculating the filing fee. It also appears that when you discuss the cash available after the transaction it should include the estimated payment to Mr. Lim.

We have added disclosure as applicable in the proxy statement that notes there is no economic incentive for Mr. Charney to affect the Lim Buyout and that Endeavor will effectively be required to affect the Lim Buyout. See for example pages 5 and 8 of the proxy statement. We have also noted as appropriate that the cash utilized to affect the Lim Buyout will not be available as cash for the combined companies after consummation of the transaction. See for example the revised risk factor regarding this matter on page 38 and revised disclosure on page 95 of the proxy statement. Endeavor will pay the supplemental filing fee by wire to the Commission today.

Securities and Exchange Commission

November 20, 2007

Risk Factors, page 29

Risks Related to Endeavor’s Business and Operations Following the Acquisition of American Apparel, page 29

3.	Please disclose in an appropriate section of the proxy statement the information contained in the response to comment seven of our letter dated November 2, 2007.

We have added the subject disclosure on page 32 of the proxy statement.

The Acquisition Proposal, page 50

Opinion of Jefferies Company Inc page 71

4.	We note your response to comment 27 of our letter dated November 2, 2007 and we reissue the comment in part. Please disclose the net assets and net income (loss) for these comparable companies, as this would be useful for investors in determining whether these companies are reasonably comparable. Also, include American Apparel’s revenues and EBITDA in the table for comparison purposes.

We respectfully note that Jefferies did not consider net assets or net income (loss) in its comparable company analysis. However, we have added a table on page 81 of the proxy statement to provide investors with the net assets and net income (loss) amounts for the comparable companies examined by Jefferies when issuing its fairness opinion. The disclosure has been revised in response to the Staff’s comment on page 75 of the proxy statement to include American Apparel’s revenues and EBITDA in the table.

5.	We note your response to comment 31 of our letter dated November 2, 2007. Please explain how the EBITDA multiples of 8.0x to 9.0x were chosen among the EBITDA multiple ranges used in the Comparable Public Company Multiples Analysis.

The disclosure has been revised in response to the Staff’s comment on page 79 of the proxy statement.

Certain Waivers and Amendments, page 92

6.	Please add language here from the sections “Background of the Acquisition” (pages 57-58) and “Amended Terms of the Acquisition” (page 65) or refer to those sections to put the reasons for the waivers and amendments in context.

We have added the appropriate cross references to the sections of the proxy statement discussing the reason for the waivers and amendments to provide context for investors. See page 93 of the proxy statement.

Securities and Exchange Commission

November 20, 2007

Unaudited Pro Forma Condensed Combined Financial Statements, page 95

Notes to Unaudited fro Forma Condensed Combined Financial Statements, page 100

General

7.	We note your response to comment 34 of our letter dated November 2, 2007. As previously noted, the entries to dividend income and trust fund accretion as part of pro forma adjustment 16 (pages 102 and 111) and pro forma adjustment 5 (pages 104 and 113), do not appear to meet the criteria of Article 11 of Regulation S-X. Please revise to remove these adjustments from the face of the pro forma financial statements or support these adjustments using the criteria of Article 11 of Regulation S-X.

We have revised and removed the pro forma adjustments from the face of the pro forma financial statements. We have included such adjustments as a note to our pro forma financial statements with related disclosure indicating that these adjustments are not included in our pro forma financial statements. Please see pages 102, 105, 111 and 114 in the proxy statement.

8.	We have reviewed your response to comment 34 of our letter dated November 2, 2007 related to your pro forma adjustments for management fees and new CEO compensation (Notes 16 and 18). These adjustments still do not appear to be appropriate under Article 11 of Regulation S-X. Please revise to remove such adjustments from the face of your proforma financial statements. The Staff will not object to including these adjustments in a note to your pro forma financial statements with related disclosure indicating these adjustments are not included in your pro forma financial statements. If you continue to believe these adjustments are appropriate, (i) please advise us of the basis for determination of the management fee for each period presented, (ii) provide us with a detailed explanation supporting the consistency/comparability of the management fee with your new CEO compensation arrangement (iii) clarify which of the CI Companies were charged this fee (disclosure on FS-113 states “certain companies”) and why the other entities were not charged a management fee (iv) discuss the services rendered by the CEO for the entities that were charged the management fee versus those to be rendered under the new compensation arrangement. We may have further comments upon reviewing your response.

We have revised and removed the pro forma adjustments from the face of the pro forma financial statements. We have included such adjustments as a note to our pro forma financial statements with related disclosure indicating that these adjustments are not included in our pro forma financial statements. Please see pages 102, 105, 111 and 114 in the proxy statement.

Securities and Exchange Commission

November 20, 2007

Business of American Apparel, page 136

Legal Proceedings, page 145

9.	We note your response to comment 40 of our letter dated November 2, 2007 and reissue the comment. Please provide the disclosure required by Item 103 of Regulation S-K or explain why such disclosure is not required.

Upon further review of the disclosure and the requirements of Item 103 of Regulation S-K, we have determined that a discussion of the copyright infringement claim is not required in the proxy statement. The amount of the settlement, exclusive of interest and costs, was substantially below the materiality threshold set forth in Instruction 2 of Item 103. In addition, the reference to the claims made by a well known actor does not involve any pending legal proceeding within the scope of Item 103. At this time, it is uncertain whether that person will actually commence a legal proceeding or, if such a legal proceeding is commenced, whether damages would be claimed or the amount of such claims. In light of the lack of materiality, the uncertainty of any future claims, and the effect that further disclosure would have on our confidential settlement, we have elected to delete the disclosure from the proxy statement.

Compensation Discussion and Analysis, page 146

10.	We reissue comment 43 of our letter dated November 2, 2007. Please provide clear disclosure of any compensation to be paid as part of the current transaction or direct us to the disclosure.

As part of the current transaction, the only compensation to be paid is the following:

1. Endeavor will enter into an employment agreement with Mr. Charney, which is cross-referenced on page 153 and discussed in detail on page 211 of the proxy statement; and

2. An additional $2.5 million has been reserved for issuance of bonuses to certain officers and employees of American Apparel. This bonus pool is discussed in detail on page 50 of the proxy statement.

No additional compensation is being paid to any American Apparel director, officer or employee in connection with the consummation of the current transaction.

Securities and Exchange Commission

November 20, 2007

American Apparel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 152

Obligations Overview—AAI, page 186

Debt Agreements. page 187

11.	We note your response to comment 47 of our letter dated November 2, 2007 and we reissue the comment in part. Please add a risk factor discussing the covenant violations, direct us to the disclosure, or explain why a risk factor is unnecessary. Please clarify what effect, if any the Endeavor acquisition will have on these credit facilities.

Please note that the risk factor on page 36, restated below in italics, specifically discusses American Apparel’s covenant violations. Each of the credit facilities was entered into after the execution of the original agreement with Endeavor. Therefore, the consummation of the transaction is not expected to have any effect on these credit facilities.

Failure of American Apparel to remain in compliance with certain financial covenants under its financing arrangements could result in the acceleration of its debt repayment obligations.

The financing agreements between AAI and its lenders contain certain financial covenants relating to AAI’s fixed charge coverage ratio, annual capital expense limitations, minimum EBITDA, debt to EBITDA ratios and adjusted debt to EBITDA ratios. Failure of American Apparel to maintain compliance with any of these financial covenants can result in an increase in the interest rate payable under the financing arrangements or acceleration of the outstanding debt in its entirety and may adversely effect the ability of American Apparel to obtain additional financing that may be necessary to effectively grow the business going forward. Prior to July 2, 2007, AAI was in non-compliance under its then existing financing agreements, failing to meet the senior debt to EBITDA ratio test under its revolving credit facility and failing to satisfy the minimum EBITDA test for 2006 as well as the minimum EBITDA test and the maximum senior debt to EBITDA ratio test for the first quarter of 2007 under its term loan agreement with a private investment firm. On July 2, 2007, AAI replaced its existing revolving credit facility with a revolving credit facility agreement with a new bank and the private investment firm agreed to waive past defaults and reset the financial covenants under AAI’s term loan agreement. As of September 30, 2007 AAI failed to meet the provisions of certain debt covenants relating to AAI’s outstanding indebtedness and transactions with affiliates, as set forth in its credit facility agreement and term loan agreement. During November 2007, AAI obtained waivers from its bank and private investment firm for the violations of these covenants. As of the date hereof, AAI is in compliance with all of the financial covenants under each of these financing agreements.

Securities and Exchange Commission

November 20, 2007

The financing agreement among the CI companies and their lender contain certain financial covenants relating to working capital requirements and debt to net worth ratios. Failure to maintain compliance with those financial covenants may result in additional fees being assessed against the CI companies or acceleration of the outstanding debt in its entirety and may adversely effect the ability of the CI companies to continue operations. At September 30, 2007 and as of the date hereof, the CI companies were not in compliance with the financial covenants of their financing agreement, failing to meet the minimum net working capital test and debt to tangible net worth ratio test. The bank has waived compliance with the obligation to meet these covenants as at September 30, 2007.

12.	We note your response to comment 48 of our letter dated November 2, 2007. Please clarify whether the debt described in the table is further identified elsewhere in the proxy statement or exhibits and direct us to the disclosure.

The debt described in the table is further identified in the audited financial statement footnotes on pages FS-50 through FS-52 as well as in the notes to the unaudited financial statements on pages FS-18 through FS-21. In addition to the debt footnote disclosure, which describes all material terms, all material terms of each debt agreement has also been cross-referenced by letter and is immediately described below the table. Once the acquisition closes, American Apparel’s material debt agreements will be filed as exhibits to the Form 8-K filed in connection with the consummation of the transaction.

AAI Financial Statements For the Nine Months Ended September 30, 2007 and 2006

Consolidated Statement of Cash Flows, FS-5

13.	Please revise to disclose cash received from sales to Canadian Affiliate for each period presented. You current disclosure indicates these amounts as “???” and “????.”

We have revised and disclosed the cash received from sales to Canadian Affiliate for each period presented. Please see page FS-5 in the proxy statement.

Notes to Consolidated Financial Statements

Note 2—Litigation, FS-27

14.	We note that you are in the process of settling the lawsuit with Hanesbrands. Please revise to include enhanced disclosures as required by SFAS 5 and provide us with your SFAS 5 analysis supporting your accrual and/or disclosure.

We have revised and enhanced our disclosure for the proposed lawsuit settlement with Hanesbrands. Please see pages F-27 and F-28 of the proxy statement. The SFAS 5 analysis was determined as follows:

1.	Information was available prior to the issuance of the financial statements which indicated that “it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements;” and

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November 20, 2007

2.	The exposure to loss existed prior to the issuance of the financial statements and the disclosure of the contingency “shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.”

Based on those facts, this case was disclosed, however we do not expect the settlement to be material (settlement discussions are currently negotiating between the $10,000 to $30,000 range) and therefore we have revised our disclosure as follows:

On or about September 4, 2007, Hanesbrands, Inc. and related entities (collectively, “Hanes”) filed a lawsuit in the United States District Court for the Middle District of North Carolina captioned Hanesbrands, Inc. et al. v. American Apparel, Inc. and American Apparel Retail, Inc., Case No. 1:07-cv-00662. In that lawsuit, Hanes contends that American Apparel used Hanes’ trademarks BARELY THERE and/or BARELYTHERE without Hanes’ authorization or approval and, by so doing, falsely represented the source, affiliation or sponsorship of American Apparel products. American Apparel is in the process of settling this matter with Hanes and does not expect the settlement to be material, however no determination can be made at this time as to the final outcome of the settlement.

We again thank the Staff for its efforts on our transaction. Please call Brian L. Ross at 212-818-8610 if you have any questions or require any additional information. We would respectfully request that the Staff allow any responses to any additional comments it may have to be made by facsimile with resulting changes to be embodied in the definitive proxy statement.

Very truly yours,

/s/ Brian L. Ross

BLR:kab

Enclosure